Exhibit 99.5

Route 101 Awarded Contract By The Department for Work And Pensions To
Transform UK Citizen Services, Powered By NiCE CXone Mpower

In collaboration with Route 101, the Department for Work and Pensions (DWP) will deploy NiCE’s CXone
Mpower platform in a UK-sovereign environment to improve citizen services while ensuring data sovereignty

Hoboken, N.J., June 10, 2025 – NiCE (Nasdaq: NICE) announced today in collaboration with Route 101, a NiCE platinum partner, a major contract win with the Department for Work and Pensions (DWP) of the UK government. This contract will see Route 101 and NiCE collaborate to enable the transformation of citizen experiences with the delivery of a UK-sovereign Citizen Experience Platform (CXP), powered by NiCE’s CXone Mpower and hosted in a secure, UK-based cloud environment. This initiative will drive service innovation and ensure data sovereignty for one of the Europe’s largest contact centres.

The project will support DWP with the modernisation of its current contact center operations, supporting over 40,000 agents and transforming both phone and digital services.

The platform has been designed to meet the UK Government’s demand for sovereign cloud infrastructure, supporting national digital transformation ambitions. By partnering with NiCE, Route 101 will lead DWP through a strategic migration from its legacy on-premise infrastructure to a secure, UK-sovereign cloud platform. This transition will enable DWP to modernize its contact center operations, and ensure data sovereignty within a compliant, UK-based environment.

Russell Attwood, Chief Executive Officer, Route 101, said: “Securing this contract as the primary partner to DWP marks a pivotal moment for Route 101. By combining our deep understanding of government needs with NiCE’s advanced technology, we are committed to setting a new standard, operational efficiency, and data sovereignty across the UK.”

Darren Rushworth, President, NiCE International, said: “We are thrilled to have been selected to partner with DWP alongside Route 101. With CXone Mpower’s industry-leading platform, DWP has the power to fulfil their Service Modernisation agenda. Utilizing the platform, DWP will be able to enhance digital service delivery and support its ambition to upskill its workforce.”

NiCE’s expansion into the UK builds on its EU success. Route 101 and NiCE are supporting government organizations and highly regulated enterprises to support secure, compliant digital transformation in a sovereign environment designed specifically for the needs of customer service.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.